Nocera, Inc.

May 1 8, 2020

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:  Nocera, Inc. - Form 1-A - File No. 024-11108 (“Registration Statement”)

Ladies and Gentlemen:

This Amendment No. 1 to Request for Withdrawal of Offering Statement on Form 1-A (File No. 024-11108) amends and restates in its entirety the Request for Withdrawal of Offering Statement on Form 1-A filed by Nocera, Inc. (the “Company”) on May 12, 2020.

Pursuant to Rule 259 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Offering Statement on Form 1-A (File No. 024-11108), initially filed with the Commission on October 30, 2019 (the “Offering Statement”).

The Registrant no longer intends to proceed with a registered public offering of its securities at this time.  The Registration Statement was never declared effective. The Registrant believes the withdrawal to be consistent with the public interest and the protection of investors.  The Registrant confirms that no securities have been sold pursuant to the Registration Statement.

Should you have any questions regarding this matter, please contact Michael A. Littman, Attorney at Law at (720) 530-6184; email malattyco@aol.com

Sincerely,

Nocera, Inc.

/s/ Erik S. Nelson

Erik S. Nelson, Corporate Secretary

P.O. Box 191767, Atlanta, Ga. 31119 (404)-816-9220 Fax (404)-816-8830